Exhibit. 991

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Jaguar Mining Announces Closing of Gurupi Gold Property Acquisition

    JAG - TSX/NYSE

    CONCORD, NH, Dec. 2 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE) announced today that it has closed its previously announced acquisition of MCT Mineracão Ltda. ("MCT") from Companhia Nacional de Mineracão ("CNM"), an indirect, wholly-owned subsidiary of Kinross Gold
Corporation ("Kinross"). Jaguar now has 100% equity ownership of MCT, which holds all of the mineral licenses for the Gurupi Project, a gold project located in the state of Maranhão, Brazil. In addition, Kinross has granted a right of first refusal to Jaguar on an adjacent exploration property. The
Company satisfied the US$39 million purchase price for MCT by issuing to CNM
3,377,354 Jaguar common shares, representing approximately 4.07% of Jaguar's outstanding common shares (on a non-diluted basis) as of the date hereof after giving effect to the issuance of such shares.
    No commercial production of gold has taken place on the Gurupi property.
AMEC plc completed a feasibility study in 2005 for Kinross, which yielded measured and indicated gold resources of 35,884,000 tonnes at an average grade of 1.35 grams per tonne totaling 1,559,800 ounces. Jaguar is preparing an updated resource model and feasibility study on the property utilizing alternative stripping ratios and pit designs, as well as other factors including gold price assumptions. The Company intends to file an updated technical statement of resources on the Gurupi Project shortly. As previously announced, the Company expects to release the details of the feasibility study in Q1 2010, which will also include a development plan for the Gurupi Project.
    Mr. Daniel R. Titcomb, Jaguar's President and CEO stated, "We are very pleased to have completed the acquisition of the Gurupi Project and look forward to sharing with our shareholders the development plan for this new opportunity to further expand our gold production beyond our current plan.
This investment further emphasizes Jaguar's confidence in Brazil as a great country in which to have mining operations, especially in today's environment where investors seek to minimize political risk. The Gurupi Project is an important addition to extend our asset base in Brazil."

    About Jaguar

    Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and has plans to develop a new property in northern Brazil in the state of Maranhão.
Jaguar is actively exploring and developing additional mineral resources at its 93,000-acre land base in Minas Gerais and on an additional 182,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.

    Forward Looking Statements

    This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and
applicable Canadian securities laws, relating to the filing of a technical statement of resources report on the Gurupi Project and completion of a feasibility study in Q1 2010. These forward-looking statements can be identified by the use of the words "expects", "intends" and "will".
Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
    These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
    These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion other than as required by law.

    %CIK: 0001333849

    /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
    (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 16:23e 02-DEC-09